EXHIBIT 4.2

2004-1 AMENDMENT
TO
STEELCASE INC.
RETIREMENT PLAN

     This is an amendment by Steelcase Inc. (“Employer”).

W I T N E S S E T H

     WHEREAS, Steelcase Inc. (the “Company”) has adopted and maintains the Steelcase Inc. Retirement Plan, as amended and restated effective as of February 28, 2003 (the “Plan”); and

     WHEREAS, pursuant to Section 11.4 of the Plan, the Company has reserved the right to amend the Plan at any time; and

     WHEREAS, the Company is desirous of amending the Plan to more accurately reflect: (1) administrative practices regarding service counting for participants who have been laid off with seniority; (2) the treatment of forfeitures; and (3) the maximum amounts available for in-service withdrawals at age 59-1/2 or for hardship.

     NOW, THEREFORE, IN CONSIDERATION OF THE PREMISES, the Plan is hereby amended in the following respects:

     1. A new paragraph (vi) is hereby added to Section 1.1(ddd) of the Plan (“Hour of Service”), effective as of March 1, 2003, to read as follows:

“(vi)	A Participant who has ‘Seniority’ as defined in the Company policies, and is laid off and later rehired before his Seniority is offset (which shall occur when his lay off period exceeds his Seniority period, to a maximum of three (3) years) shall be credited with Hours of Service during his lay-off period equal to forty-five (45) Hours of Service for each week of layoff. A Participant who has Seniority and is laid off and later rehired after his Seniority is offset shall not receive any Hours of Service for any portion of his lay-off period. If a week for which the Employee is entitled to credit for Hours of Service under this subparagraph (vi) extends into more than one (1) employment year, the forty-five (45) Hours of Service shall be allocated between the employment years on a pro rata basis.”

     2. The following language is added to the end of Section 1.3 (Governing Law and Rules of Construction) of the Plan, effective October 1, 2003:

“The Participant is considered to be employed by the entity, division or location to which he is assigned by the Company, regardless of the entity, division or location for whom the Participant may perform services.”

     3. Section 4.6(a) of the Plan (“Adjustments to Distributable Amount”) is hereby amended, effective as of March 1, 2003, to read as follows:

   “(a) Adjustments to Distributable Amount. His Account shall become fixed at its Nonforfeitable balance as of the Valuation Date coincident with or next succeeding the date on which his employment with the Employer Group ceases and the Nonforfeitable portion of his Account so fixed shall be his Distributable Account. Thereafter no further credits or debits shall be made to said Account, except for matters mentioned in Sections 4.4 (Periodic Adjustments to Accounts), 4.5(b) (Expenses), and 4.6(b) (Investment), 4.7 (Forfeitures) and adjustments in respect of Insurance Contracts under Article XIII (Insurance Provisions).”

     “4. Section 4.7 of the Plan (“Forfeitures”) is hereby amended, effective as of March 1, 2003, to read as follows:

4.7 Forfeitures. All funds forfeitable pursuant to Section 5.2(d) (Treatment of Nonvested Amounts) shall be forfeited as soon as administratively feasible following the Valuation Date coincident with or next succeeding the date on which a Participant’s employment with the Employer Group ceases. If the Participant is reemployed by a member of the Employer Group prior to incurring five (5) consecutive Breaks in Service, then the following rules shall apply:

   (a) No Distribution. If such Participant has not received a distribution from his Distributable Account by reason of his prior termination of employment, the funds forfeited from his account by reason of his prior termination of employment, as adjusted for earnings and losses pursuant to Section 9.6(b) as if it had remained a part of his Account, shall be restored to his Account.

   (b) Prior Distribution. If the Participant has received a distribution of all or a portion of his Distributable Account by reason of his prior termination of employment and he repays the entire amount distributed to him from the Plan before five (5) years have elapsed after the date of his reemployment, the funds forfeited from his account by reason of his prior termination of employment, as adjusted through the date of the distribution for earnings and losses pursuant to Section 9.6(b) as if it had remained a part of his Account, shall be restored to his Account.”

     5. Section 4.8 of the Plan (“Reinstatement of Account”) is hereby amended, effective as of March 1, 2003, to read as follows:

“4.8 Reinstatement of Account. Subject to Section 4.7 (Forfeitures), in the case of a former Participant whose Account is restored pursuant to Section 4.7(a) (No Distribution) or Section 4.7(b) (Prior Distribution), the balance of his Distributable Account will no longer be subject to the limitations of Sections 4.6(a) (Adjustments to Distributable Accounts) and 4.6(b) (Investment) and his Account shall be Nonforfeitable to the same extent as any other portion of his Account. Any amounts required to be restored to a Participant’s Account pursuant to Section 4.7(a) (No Distribution) or Section 4.7(b) (Prior Distribution) shall be obtained either from Fund earnings, forfeitures, or from additional Company contributions.”

     6. Section 5.2(a)(iii) of the Plan is hereby amended, effective as of March 1, 2003, to read as follows:

“(iii)	Amounts attributable to the Participant’s Distributable Account if the Participant’s Account is not restored pursuant to Section 4.7(b) (Distribution) on account of the Participant’s failure to repay the entire amount of a prior distribution.”

     7. Section 5.3(c) of the Plan is hereby amended, effective as of March 1, 2003, to read as follows:

   “(c) Attainment of Age 59-1/2. A Participant who reaches an Attained Age of fifty-nine and one-half (59-1/2) shall be entitled to elect to withdraw a single sum distribution of all or part of his Elective Deferral Account and Matching Contribution Account, valued as of the Valuation Date immediately preceding the date of the election, less the portion of any outstanding loan receivable allocated to the Elective Deferral Account and Matching Contribution Account pursuant to Section 5.4(b)(iii) (Source).”

     8. Section 5.3(d)(i) of the Plan is hereby amended, effective as of March 1, 2003, to read as follows:

“(i)	Amount. The amount available for distribution to a Participant as a Hardship Distribution under this Section 5.3(d) shall be limited to the amount of the Participant’s Elective Deferrals, plus earnings on Elective Deferrals credited prior to January 1, 1989, less the portion of any outstanding loan receivable allocated to the Elective Deferral Account pursuant to Section 5.4(b)(iii) (Source).”

     IN WITNESS WHEREOF, the Company has caused this 2004-1 Amendment to the Steelcase Inc. Retirement Plan (as Amended and Restated Effective as of February 28, 2003) to be executed by its duly authorized representative this 10th day of October 2003.

STEELCASE INC.
By:	/s/ Nancy W. Hickey
	Its:	Sr. Vice President, Global Strategic Resources & Chief Administrative Officer

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